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Exhibit 99.1

        Press Release of Grupo Corporativo ONO, S.A., dated 20 November 2002 announcing the commencement of the Offer to Purchase

20/11/02: GRUPO CORPORATIVO ONO, S.A. ANNOUNCES MODIFIED DUTCH AUCTION TENDER OFFER FOR NOTES ISSUED BY ONO FINANCE PLC

        November 20—Grupo Corporativo ONO, S.A. (the "Offeror") announced today that it has commenced "Modified Dutch Auction" tender offers for a portion of the following Notes issued by ONO Finance Plc ("ONO Finance") and guaranteed by Cableuropa S.A.U. ("Cableuropa") and certain of its subsidiaries, up to an initial Maximum Principal Amount as set out in the table below, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2002.

Series of Notes	Initial Maximum Principal Amount	Price Range (per $1,000 or €1,000)
13% Dollar Notes due 2009	$137,500,000	$220–320
13% Euro Notes due 2009	€ 62,500,000	€220–320
14% Euro Notes due 2010	€100,000,000	€220–320
14% Dollar Notes due 2011	$100,000,000	$220–320
14% Euro Notes due 2011	€ 75,000,000	€220–320

        A separate Offer is being made with respect to each series of Notes and the Offers have been structured with the intention of allowing the Offeror to purchase the largest aggregate principal amount of Notes possible for up to €140 million (including accrued and unpaid interest and any Early Tender Payments, as described below).

        Terms of the Offers.    In the first stage of each Offer, the Offeror will use a "Modified Dutch Auction" procedure (as described below) to establish a price for each series of Notes. This price (the "Clearing Price") will be set within the price range set out in the table above. The Clearing Price will be set on December 4, 2002 (the "Early Tender and Price Determination Date") based on the number and price of Notes tendered, the accrued interest payable on each Series and a total cash outlay for all the Offers of up to €140 million (including accrued and unpaid interest and any Early Tender Payments). The Clearing Price will be announced on December 5, 2002.

        The Offeror is also offering an Early Tender Payment equal to $5 for each $1,000 principal amount of Dollar Notes tendered and €5 for each €1,000 principal amount of Euro Notes tendered. Only those Notes tendered on or before the Early Tender and Price Determination Date will be eligible for this Early Tender Payment. Notes tendered below the Clearing Price will receive the Early Tender Payment on all Notes tendered, while Notes tendered at the Clearing Price may be subject to proration of the Notes tendered and the Early Tender Payment received. Notes tendered above the Clearing Price will receive no Early Tender Payment.

        Under the "Modified Dutch Auction" procedure, the Offeror will accept tendered Notes in the order of the lowest to the highest tender prices specified by tendering holders within the applicable price range for the applicable series of Notes. The Clearing Price will be set as the single lowest price so specified that will enable the Offeror to purchase the Maximum Principal Amount for that series (as may be adjusted as described below). The Offeror will pay the same Clearing Price for all Notes of a given series that are tendered at or below the Clearing Price for that series. Notes tendered below the Clearing Price will be accepted in full, Notes tendered at the Clearing Price may be subject to proration and Notes tendered above the Clearing Price will not be accepted.

        If the total Notes tendered for any given series is less than the Maximum Principal Amount for that series, all Notes of that series so tendered may be purchased. However, the Offeror reserves the right to amend the initial Maximum Principal Amount for each series of Notes on the Early Tender and Price Determination Date in order to purchase the largest aggregate principal amount of Notes possible for up to €140 million (including accrued and unpaid interest and any Early Tender Payments).

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Following any amendment to the Maximum Principal Amount, the Offer will remain open for an additional 10 business days.

        During the second stage of each Offer, following the Early Tender and Price Determination Date, the Offeror will continue to accept tenders of each series of Notes at the Clearing Price. These tenders may be subject to proration by the Offeror, however. Holders that tender their Notes on or before the Early Tender and Price Determination Date at a price above the Clearing Price must re-tender their Notes at the Clearing Price during the second stage if they wish to participate in any Offer.

        All holders of Notes tendered and accepted for payment pursuant to an Offer will receive a cash payment equal to the Clearing Price plus accrued and unpaid interest on such Notes up to, but not including, the date of purchase plus any Early Tender Payment due.

        The Offers will expire on December 19, 2002 (the "Expiration Date") at 11:00am, London time, with respect to Notes held through Euroclear and Clearstream, and 5:00pm, New York City time, with respect to Notes held through DTC.

        Unless otherwise required by law, holders of Notes who have tendered Notes in an Offer prior to the Early Tender and Price Determination Date at or below the Clearing Price may not withdraw their tendered Notes after the Early Tender and Price Determination Date. Notes tendered after the Early Tender and Price Determination Date may not be withdrawn.

        Conditions to the Offers include, amongst others: (i) the requirement that there be validly tendered and not validly withdrawn at least €10 million in aggregate principal amount of the series of Notes which are the subject of the Offer, (ii) the requirement that there be validly tendered and not validly withdrawn Notes, regardless of series, in aggregate principal amount of at least €325 million and (iii) fulfilment of the Bank Consent Condition, which requires the lenders under Cableuropa's Senior Bank Credit Facility to agree to waivers necessary to allow completion of the proposed recapitalization described below as well as certain beneficial amendments to financial covenants (the "Required Waivers and Amendments"). The Offer to Purchase contains a detailed description of the conditions to the Offers. Subject to applicable law, the Offeror may, in its sole discretion, waive any condition applicable to any tender offer or extend or terminate or otherwise amend any Offer.

        Purpose of the Offers.    The Offeror is a limited liability company organized under the laws of the Kingdom of Spain. The Offeror owns all of the outstanding share capital of Cableuropa, the principal guarantor of the Notes issued by ONO Finance. Commencing on May 17, 2002 and ending on October 3, 2002, the Offeror purchased Notes on the open market. Currently, the Offeror holds approximately 16% of the aggregate principal amount of Notes outstanding. If the Required Amendments and Waivers are received and the Offeror acquires Notes in the Offers, the Offeror will implement a recapitalization (the "Proposed Recapitalization") of the ONO Group (as defined below) which, if completed, will result in the cancellation of all or substantially all of the Notes currently held by the Offeror and the Notes purchased by the Offeror pursuant to the Offers. As part of these transactions, Cableuropa is expected to incur up to €50 million of additional indebtedness under its Senior Bank Credit Facility and approximately €100 million of indebtedness to the Offeror (which will rank pari passu with Notes not tendered). The result of the Proposed Recapitalization would be to significantly reduce the interest expenses payable by the ONO Group and its subsidiaries in future periods. If the Required Amendments and Waivers are not received by the Expiration Date, at its option, the Offeror may either terminate the Offers or waive the Bank Consent Condition and purchase the Notes tendered in the Offers. If the Offeror elects to waive the Bank Consent Condition and to purchase the Notes in the Offers, it will be under no obligation to complete the Proposed Recapitalization of the ONO Group and may instead retain the Notes it has purchased (and receive accrued interest thereon) or resell them in the market.

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        Cableuropa and the ONO Group.    Cableuropa is a Spanish cable television and telecommunications operator and, together with its subsidiaries, is known as the ONO Group. More information regarding the ONO Group, including risks relating to an investment therein, can be found within Cableuropa's filings with the Securities and Exchange Commission.

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        This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any series of Notes. The tender offers may only be made pursuant to the terms of the Offer to Purchase.

        UBS Warburg Ltd. is acting as dealer manager, JP Morgan Chase is acting as the depositary and tender agent, and D.F. King & Co. is acting as the information agent. The Bank of New York (Luxembourg) S.A. is acting as the information agent in Luxembourg. Holders of Notes may obtain copies of the Offer to Purchase and related documents from the information agent at +1 212 269 5550 (collect) or +1 800 758 5880 (toll free) in the United States or +44 207 7920 9700 in the United Kingdom (subject to compliance with regulatory requirements), or from the information agent in Luxembourg at Aerogolf Centre, 1A Hoehenhof, L-1736 Sennigerberg, GD Luxembourg. Additional information concerning the terms of the Offers, including all questions relating to the mechanics of the Offers, may be obtained from UBS Warburg at +1 203 719 8035 (collect) or +1 800 722 9555 (extension 8035) (toll free) in the United States or +44 207 568 7132 in the United Kingdom.

        UBS Warburg Ltd. is acting for the Offeror in connection with the Offers and no one else and will not be responsible to anyone other than the Offeror for providing the protections offered to clients of UBS Warburg Ltd. nor for providing advice in relation to the Offers.

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  Exhibit 99.1
20/11/02: GRUPO CORPORATIVO ONO, S.A. ANNOUNCES MODIFIED DUTCH AUCTION TENDER OFFER FOR NOTES ISSUED BY ONO FINANCE PLC